UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Peplin, Inc.

(Name of Issuer)

Common Stock, par value $ 0.001 per share

(Title of Class of Securities)

U7117K107

(CUSIP Number)

Gitte P. Aabo

LEO Pharma A/S

Industriparken 55

DK – 2750 Ballerup

Tel: 45-44945888

with copies to:

Glen Y. Sato

Cooley Godward Kronish LLP

Five Palo Alto Square

3000 El Camino Real

Palo Alto, CA 94306

Tel: (650) 843-5502

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. U7117K107

1.	Name of Reporting Person: LEO Pharma A/S
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 4,631,862(1)(2)
8. Shared Voted Power: -0-
9. Sole Dispositive Power: -0-
10. Sole Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,631,862(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11): 30.13%
14.	Type of Reporting Person (See Instructions): CO

(1)	Does not include: (i) options to purchase an aggregate of 516,574 shares of common stock of Peplin, Inc. which are exercisable within 60 days of September 9, 2009, and (ii) warrants to purchase an aggregate of 1,273,774 shares of common stock of Peplin, Inc., which are exercisable within 60 days of September 15, 2009 and in each case which are held by the persons who have entered into Voting Agreements (as defined below) with the reporting person as described herein. Pursuant to the terms of the Voting Agreements, in the event that any such options or warrants are exercised prior to the termination of the Voting Agreements, the underlying shares of such options or warrants would be subject to the Voting Agreements and would be voted in favor of the approval of the Merger Agreement referred to in Item 3 below.
(2)	As described herein, the reporting person has sole voting power over these shares solely with respect to the specific matters identified in the Voting Agreements and each of the persons who has entered into the Voting Agreements (as defined below) with the reporting person retains sole voting power with respect to all other matters.

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by LEO Pharma A/S that it is the beneficial owner of any of the shares referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

2.

This Amendment No. 1 (the “Amendment”) amends and restates where indicated the Statement on Schedule 13D originally filed on September 9, 2009 (the “Prior Statement”) by LEO Pharma A/S (“LEO”). The Amendment and the Prior Statement are collectively referred to herein as the “Schedule 13D”.

Capitalized terms used herein but not defined herein shall have the meaning ascribed to them in the Prior Statement. This Amendment amends the Prior Statement as specifically set forth herein. Except as set forth below, all previous Items in the Prior Statement remain unchanged.

This Amendment No. 1 is being made to disclose the execution of Voting Agreements dated September 15, 2009, between LEO and each of MPM BioVentures III, L.P, MPM BioVentures III - Q.P, L.P, MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures Parallel Fund, L.P, MPM Asset Management Investors 2004 BV III LLC and MPM BioVentures Strategic Fund, L.P in connection with the acquisition by LEO of Peplin, Inc. (“Peplin”).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The second paragraph of Item 3 is hereby amended and restated in its entirety as follows:

As an inducement for LEO to enter into the Merger Agreement, each of George Mahaffey, Peter Welburn, Cheri Jones, David Smith, James P. Scopa, Michael Spooner Family Trust, Michael Spooner, Gary William Pace, Cherrell Hirst, Joshua Funder, Eugene A. Bauer, Thomas Wiggans, MPM BioVentures IV-QP, L.P, MPM BioVentures IV GMBH & Co. Beteiligungs KG, GBS BioVentures IV, MPM Asset Management Investors BV4 LLC, MPM BioVentures III, L.P, MPM BioVentures III - Q.P, L.P, MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures Parallel Fund, L.P, MPM Asset Management Investors 2004 BV III LLC and MPM BioVentures Strategic Fund, L.P (collectively, the “Stockholders”) entered into a voting agreement with and in favor of LEO (the “Voting Agreements”) as described in Item 4 and Item 5 of this Schedule 13D. No consideration was paid in exchange for the Stockholders’ entering into the Voting Agreements. Currently an aggregate of 4,631,862 shares of Peplin Common Stock are subject to the Voting Agreements. Pursuant to the Voting Agreements, if the Stockholders acquire beneficial or record ownership of any additional shares of Peplin, such shares will also be subject to the Voting Agreements. The Stockholders have: (i) options to purchase an aggregate of 516,574 shares of Peplin Common Stock that are exercisable within 60 days of September 9, 2009 and (ii) warrants to purchase an aggregate of 1,273,774 shares of Peplin Common Stock that are exercisable within 60 days of September 15, 2009, in each case which would be subject to the Voting Agreement upon exercise.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The first paragraph of Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) As described in Item 4 (a)-(b) of this Schedule 13D, as a result of the Voting Agreement, LEO has the sole power to vote the Subject Shares with respect to certain matters relating to the Merger as set forth in the Voting Agreements (see Item 4 of this Schedule 13D for details). The Subject Shares currently consist of 4,631,862 shares of Peplin Common Stock, which, according to Peplin, represent approximately 30.13% of the outstanding shares of Peplin Common Stock as of September 2, 2009. The Subject Shares do not include: (i) options to purchase an aggregate of 516,574 shares of Peplin Common Stock which are held by the Stockholders and are exercisable within 60 days of September 9, 2009 and (ii) warrants to purchase an aggregate of 1,273,774 shares of Peplin Common Stock, which are held by the Stockholders and are exercisable within 60 days of September 15, 2009. The Stockholders retained the sole power to vote the Subject Shares on all matters other than those identified in the Voting Agreements. Pursuant to the Voting Agreements, and subject to limited exceptions set forth in the Voting Agreements, the Stockholders may not transfer, sale, pledge, encumber, grant an option with respect to, transfer or dispose any Subject Shares or any interest in any Subject Shares to any person prior to the termination of the Voting Agreement.

3.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of September 2, 2009, by and among LEO Pharma A/S, Plant Acquisition Sub, Inc. and Peplin, Inc.
2.2	Form of Voting Agreement: (i) dated September 2, 2009, by and between LEO Pharma A/S and each of the following: George Mahaffey, Peter Welburn, Cheri Jones, David Smith, James P. Scopa, Michael Spooner Family Trust, Michael Spooner, Gary William Pace, Cherrell Hirst, Joshua Funder, Eugene A. Bauer, Thomas Wiggans, MPM BioVentures IV-QP, L.P, MPM BioVentures IV GMBH & Co. Beteiligungs KG, GBS Bio Ventures IV and MPM Asset Management Investors BV4 LLC, and (ii) dated September 15, 2009, by and between LEO Pharma A/S and each of the following: MPM BioVentures III, L.P, MPM BioVentures III - Q.P, L.P, MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures Parallel Fund, L.P, MPM Asset Management Investors 2004 BV III LLC and MPM BioVentures Strategic Fund, L.P, including Irrevocable Proxy, as of even date, executed by the foregoing people.

4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2009	LEO PHARMA A/S

/s/ Gitte P. Aabo
	Name:	Gitte P. Aabo
	Title:	President and Chief Executive Officer

/s/ John Mehlbye
	Name:	John Mehlbye
	Title:	Executive Vice-President, Plants & Manufacturing

5.

SCHEDULE I

EXECUTIVE OFFICERS OF LEO PHARMA A/S

AS OF SEPTEMBER 15, 2009

NAME – LISTED PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT
Gitte P. Aabo	President, Chief Executive Officer and Member of the Board of Directors
Lars Olsen	Executive Vice President, Research & Development and Member of the Board of Directors
Jens Bo Olesen,	Executive Vice President, Sales & Marketing and Member of the Board of Directors
John Mehlbye	Executive Vice President, Plants & Manufacturing and Member of the Board of Directors

All individuals named in the above table are employed by LEO Pharma A/S. The address of LEO’s principal executive offices is Industriparken 55, DK - 2750 Ballerup, Denmark.

MEMBERS OF THE BOARD OF DIRECTORS OF LEO (in addition to the executive officers above)

AS OF SEPTEMBER 15, 2009

NAME LISTED PERSON PRINCIPAL OCCUPATION OR EMPLOYMENT

NAME – LISTED PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT[1]
Poul Rasmussen	Chairman of the Board of Directors LEO Pharma A/S Industriparken 55, DK - 2750 Ballerup, Denmark

Nina Soelver Henning	LEO Pharma A/S Industriparken 55, DK – 2750 Ballerup, Denmark

Per Haakon Schmidt	Partner and owner Plesner (Law firm) Amerika Plads 37 DK - 2100 Copenhagen Oe, Denmark

Gorm Thamsborg	Chief Physician, Dr. Med. Department of Rheumatology Glostrup Hospital Nordre Ringvej 29-67 DK - 2600 Glostrup, Denmark

Jannie Kogsbøl	LEO Pharma A/S Industriparken 55, DK - 2750 Ballerup, Denmark

Karin Attermann	LEO Pharma A/S Industriparken 55, DK – 2750 Ballerup, Denmark

Judith Blankholm	LEO Pharma A/S Industriparken 55, DK – 2750 Ballerup, Denmark

[1]	None of the entities listed under the Column “Principal Occupation or Employment” constitutes a listed person and LEO Pharma does not provide any information with respect to these entities.

6.

CONTROLLING PERSON OF LEO PHARMA A/S

LISTED ENTITY – LEO Foundation

Industriparken 55

DK – 2750 Ballerup

Denmark

EXECUTIVE OFFICERS OF LEO FOUNDATION (THAT ARE NOT EXECUTIVE OFFICERS OF LEO PHARMA A/S)

None

MEMBERS OF THE BOARD OF DIRECTORS OF LEO FOUNDATION (THAT ARE NOT MEMBERS OF THE BOARD OF

DIRECTORS OF LEO PHARMA A/S)

NAME – LISTED PERSON	PRINCIPAL OCCUPATION OR EMPLOYMENT
Jan Rasmussen	LEO Foundation Industriparken 55, DK – 2750 Ballerup Denmark

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of September 2, 2009, by and among LEO Pharma A/S, Plant Acquisition Sub, Inc. and Peplin, Inc.

2.2	Form of Voting Agreement: (i) dated September 2, 2009, by and between LEO Pharma A/S and each of the following: George Mahaffey, Peter Welburn, Cheri Jones, David Smith, James P. Scopa, Michael Spooner Family Trust, Michael Spooner, Gary William Pace, Cherrell Hirst, Joshua Funder, Eugene A. Bauer, Thomas Wiggans, MPM BioVentures IV-QP, L.P, MPM BioVentures IV GMBH & Co. Beteiligungs KG, GBS Bio Ventures IV and MPM Asset Management Investors BV4 LLC, and (ii) dated September 15, 2009, by and between LEO Pharma A/S and each of the following: MPM BioVentures III, L.P, MPM BioVentures III - Q.P, L.P, MPM BioVentures III GmbH & Co. Beteiligungs KG, MPM BioVentures Parallel Fund, L.P, MPM Asset Management Investors 2004 BV III LLC and MPM BioVentures Strategic Fund, L.P, including Irrevocable Proxy, as of even date, executed by the foregoing people.

7.